Exhibit 99.1

FOR IMMEDIATE RELEASE	Press Release

HARMONIC CONTACTS:	Sarah Lum	Michael Newman
	Media Relations	Investor Relations
	+1.408.543.2392	StreetConnect
	sarah.lum@harmonicinc.com	+1.408.542.2760
hlit@stct.com

SCOPUS CONTACTS:	Moshe Eisenberg	Ehud Helft / Kenny Green
	Chief Financial Officer	GK Investor Relations
	+972.3.900.7100	+1.646.201.9246
	moshee@scopus.net	info@gkir.com

HARMONIC ANNOUNCES DEFINITIVE AGREEMENT TO ACQUIRE SCOPUS

Combination Extends Worldwide Customer Base; Strengthens Technology Leadership;
Accretive to Non-gaap Earnings With Substantial Synergies

SUNNYVALE, CALIFORNIA AND TEL AVIV, ISRAEL – DECEMBER 23, 2008 – Harmonic Inc. (NASDAQ: HLIT) and Scopus Video Networks Limited (NASDAQ: SCOP), a global provider of digital video networking solutions, today announced the signing of a definitive agreement pursuant to which Harmonic will acquire Scopus. The acquisition will extend Harmonic’s worldwide customer base and strengthen its market and technology leadership, particularly in international video broadcast, contribution and distribution markets.

Under the terms of the definitive agreement, which has been approved by the Board of Directors of both companies, Harmonic will pay $5.62 in cash for each outstanding share of Scopus, representing an enterprise value of approximately $51 million, net of Scopus’ cash and short-term investments. The proposed acquisition is subject to customary conditions, regulatory approvals and the approval of Scopus’ shareholders, and is expected to close in the latter part of the first quarter of 2009. Harmonic has received voting agreements supporting the proposed acquisition from shareholders representing approximately 50% of Scopus’ outstanding shares.

Harmonic expects to realize cost synergies upon full integration of Scopus of $8-10 million on an annualized basis, making the transaction accretive to Harmonic’s non-GAAP earnings in 2009, exclusive of the amortization of intangibles and non-recurring charges such as restructuring and transaction costs. Harmonic will determine the appropriate purchase accounting for the transaction at closing and, accordingly, cannot reasonably estimate the impact on GAAP earnings at this time. See “Use of Non-GAAP Financial Measures” below.

For the first nine months of 2008, Scopus reported revenues of $55.4 million, an increase of 35% over the comparable period of the prior year. Approximately 79% of these revenues were outside the United States, with no single customer representing more than 10% of total revenues. Scopus has approximately 300 employees worldwide.

“This acquisition extends Harmonic’s diversification strategy, providing us with an expanded international sales force and customer base, particularly in video broadcast, contribution and distribution markets, as well as complementary video processing technology and expanded research and development capability,” said Patrick Harshman, President and Chief Executive Officer of Harmonic. “Like Harmonic, Scopus has strong gross margins and a proven track record of innovation and growth. By combining our two companies, we see significant opportunities for product, sales and cost synergies.”

“The combination of Harmonic and Scopus will further extend Harmonic’s video delivery leadership,” said Yaron Simler, Chief Executive Officer of Scopus. “Harmonic brings its powerful customer relationships, brand reputation, technology leadership and financial resources. Scopus brings its highly skilled employees, proven distribution channels, strong customer relationships and sales momentum in emerging international markets. Scopus’ exciting new video products, including our next generation integrated receiver processor (IRP) platform, are a great fit with Harmonic’s portfolio of industry-leading products and solutions. We see this transaction as very beneficial for the customers and employees of both companies.”

Conference Call Information

Harmonic will host a conference call to discuss the Scopus acquisition on Tuesday, December 23, 2008, at 7:00 a.m. Pacific (10:00 a.m. Eastern). A listen-only broadcast of the conference call can be accessed on the Company’s website at www.harmonicinc.com or by calling +1.706.634.9047 (conference identification code 79010064). The replay will be available after 10:00 a.m. Pacific at the same website address or by calling +1.706.645.9291 (conference identification code 79010064).

About Harmonic Inc.

Harmonic Inc. is a leading provider of versatile and high performance video solutions that enable service providers to efficiently deliver the next generation of broadcast and on-demand services including high definition, video-on-demand, network personal video recording and time-shifted TV. Cable, satellite, broadcast and telecom service providers can increase revenues and lower operational expenditures by using Harmonic’s digital video, broadband optical access and software solutions to offer consumers the compelling and personalized viewing experience that is driving the business models of the future.

Harmonic (NASDAQ: HLIT) is headquartered in Sunnyvale, California with R&D, sales and system integration centers worldwide. The Company’s customers, including many of the world’s largest communications providers, deliver services in virtually every country. Visit www.harmonicinc.com for more information.

About Scopus Video Networks Limited

Scopus Video Networks Limited (NASDAQ: SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ solutions support digital television, HDTV, live event coverage, and content distribution.

Scopus’ comprehensive digital video networking solutions offer intelligent video gateways, encoders, decoders, and network management platforms. The company’s solutions are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators; broadcasters; and telecom service providers. Scopus’ solutions are used by hundreds of network operators worldwide. More information is available at http://www.scopus.net

Important Information

In connection with the proposed transaction, Scopus will prepare a proxy statement to be delivered to its shareholders, and intends to file such proxy statement with the Securities and Exchange Commission (SEC). Before making any voting or investment decision with respect to the transaction, investors and security holders of Scopus are urged to read the proxy statement and the other relevant materials when they become available because they will contain important information about the transaction. The proxy statement and other documents may be obtained for free by directing such request to Scopus Investor Relations, telephone: +1.646.201.9246 or on Scopus’ Web site at http://www.scopus.net.

Forward-looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which statements involve risks, uncertainties and assumptions, including those regarding Harmonic’s future plans for the Scopus business, the expected closing date of the acquisition, the expected benefits and costs of the acquisition, management plans relating to the acquisition, the ability to complete the acquisition considering the various closing conditions (including those conditions related to regulatory approvals), the expectations as to the growth opportunities from the acquisition of the Scopus business and Harmonic’s expected plans for the integration of Scopus products. The statements contained in this release that are not purely historical are forward-looking statements including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. These statements are based on the current expectations or beliefs of management of Harmonic and are subject to uncertainty and changes in circumstances that, if they were to never materialize or prove incorrect, could cause actual results to differ materially from those projected, expressed or implied in the forward-looking statements. Factors that could cause Harmonic’s actual results or outcomes, levels of activity, performance or achievements, including the realization of expected financial and other effects of the acquisition, to be materially different from those anticipated in this release include among others, the inability to integrate successfully Scopus within Harmonic or to realize synergies from such integration; costs related to the acquisition of Scopus; inability to obtain necessary regulatory approval for the acquisition or to obtain them on acceptable terms; failure to retain key employees; the economic environment of the industries in which Harmonic and Scopus operate, as well as facts relating to Scopus that may impact the timing or amount of synergies they can be realized and that are unknown to Harmonic; and other factors affecting the operation of the respective businesses of Harmonic and Scopus. More detailed information about these factors are described in Harmonic’s filings with the SEC including its annual report on Form 10-K for the year ended December 31, 2007, and its quarterly report filed on Form 10-Q for the third quarter of 2008. All forward-looking statements included in this release are based on information available to Harmonic on the date thereof, and Harmonic assumes no obligation to update any such forward-looking statements.

Use of Non-gaap Financial Measures

In establishing operating budgets, managing its business performance, and setting internal measurement targets, Harmonic excludes a number of items required by GAAP. Management believes that these accounting charges and credits, which are non-cash or non-recurring in nature, are not useful in managing its operations and business. Historically, Harmonic has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see Harmonic “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of non-GAAP information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP and is not necessarily comparable to non-GAAP results published by other companies.

EDITOR’S NOTE – Product and company names used herein are trademarks or registered trademarks of their respective owners.